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                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                     FORM 12b-25 NOTIFICATION OF LATE FILING

                                  (Check One):

/X/ Form 10-K or Form 10-KSB / / Form 20-F / / Form 11-K / / Form 10-Q or Form 10-QSB / / Form N-SAR

         For Period Ended:  December 31, 1995

         / / Transition Report on Form 10-K or Form 10-KSB
         / / Transition Report on Form 20-F
         / / Transition Report on Form 11-K
         / / Transition Report on Form 10-Q or Form 10-QSB
         / / Transition Report on Form N-SAR

         For the Transition Period Ended:  N/A

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Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A

PART I-REGISTRANT INFORMATION

The Peregrine Real Estate Trust
1300 Ethan Way, Suite 200
Sacramento, CA  95825

PART II-RULES 12B-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.

(Check box if appropriate.)

         /X/  (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
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         /X/  (b) The subject annual report, semi-annual report, transition report on Form 10-K or form 10-KSB, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or Form 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

         / / (c) The accountant's statement or other exhibit required by the Rule 12b-25(c) has been attached if applicable.

PART III-NARRATIVE

State below in reasonable detail the reasons why the Form 10-K and Form 10-KSB, 20-F, 11-K, 10-Q and Form 10-QSB, N-SAR or the transition report or portion thereof could not be filed within the prescribed time period.

                                                 (Attach Extra Sheets if Needed)

The subject report cannot be filed timely without undue expense and hardship because the Registrant's accountants have been unable to complete the financial information for the subject report. The Registrant anticipates filing the report within the time allowed by this notification.

PART IV-OTHER INFORMATION

(1) Name and Telephone number of person to contact in regard to this notification.

     Christine W. Burke           916                               929-8244
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             (Name)           (Area Code)                     (Telephone Number)

(2)  Have all other periodic reports required under Section 13   /X/ Yes / / No
     or 15(d) of the Securities Exchange Act of 1934 or
     Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no identify report(s).

(3) Is it anticipated that any significant change in results of /X/ Yes / / No operations from the corresponding period for the last fiscal year will be reflected by the earnings statement to be in-cluded in the subject report or portion thereof?

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.
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As a result of the implementation of fresh start accounting, the statement of operations of the Trust after consummation of the Plan is not comparable to the Trust's statements of operations for prior periods.

                         The Peregrine Real Estate Trust
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                  (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized:

Date April 1, 1996                   By /s/ John McMahan
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                                        John McMahan, Interim Chief Executive
                                        Officer

     INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION

     Intentional misstatements or omissions of fact constitute Federal Criminal Violations (see 18 U.S.C. 1001).